UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

WWEBNET, Inc.

(Exact name of registrant as specified in its charter)

Nevada	20-3288327
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer I.D. No.)

1230 Avenue of the Americas, 7th Floor
New York, NY 10020

(Address of principal executive offices)

917-639-4766

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section(b) of the Act:

Title of each class	Name of each exchange on which
To be so registered	each class is to be registered

Preferred Stock	AMEX

5% of Common Stock	AMEX

Securities to be registered pursuant to Section 12(g) of the Act:

N/A
(Title of Class)

N/A
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filed, or a smaller reporting company.  Seethe definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company ☒

v

INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.                            BUSINESS

Overview of Our Company and its History

WWEBNET, Inc. f/k/a Valu Flik, Inc. (the “Company,” “WWEBNET,” “we,” “us” or “our”) was incorporated under Nevada law on July 29, 2005.  The Company was originally incorporated to acquire the operating and ownership interests of Direct Choice TV Communications Ltd. (“Direct Choice”) and its parent, Dolny Limited (a British Virgin Islands company), entities founded in 2003 that are responsible for originally creating the Company’s proprietary broadcasting technology.  The technology acquired through the acquisition of Dolny Limited was originally invented as a means to deliver up to DVD-quality video and audio over the Internet via direct broadcast to a consumer’s personal computer (“PC”)—enabling the consumer to not have to “remember” to visit a specific Web site.  The Company acquired that proprietary broadcasting technology as a tool that could be licensed to various music and video industry companies for a variety of purposes and for use in developing the Company’s own branded broadcast channel.

WWEBNET currently owns and operates a software delivery system that empowers the automated, worldwide broadcast of high-quality video, audio, promotions, graphics, marketing materials, advertising and other brand offerings over the Internet directly to consumers’ PCs on a worldwide basis.  We believe that because of our unique infrastructure, position in the marketplace and ownership of our proprietary platform, WWEBNET has the capability of becoming an important broadcasting and delivery network over the World Wide Web.

Our WWEBNET Broadcast Platform

Since 2003, the Company and its predecessors have focused significant time and energy on developing a unique proprietary technology—called the “WWEBNET Broadcast Platform” (WWEBNET is an acronym for “World Wide Electronic Broadcast Network”)—that has the ability to deliver high-quality video, audio, promotions, graphics, marketing materials, advertising and other brand offerings over the Internet directly to consumers’ PCs on a worldwide basis.  We recently turned our focus toward utilizing our technology to enable the Company and licensees of our technology to deliver up to DVD-quality video and audio over the Internet, directly to a consumer’s desktop.  We are optimistic that the WWEBNET Broadcast Platform will allow the Company to become a strong online competitor to established film distributors and will open up new channels of commerce for film and music companies.  This technology is also designed to help the Company generate revenues from those who license the WWEBNET Broadcast Platform to other content owners for their own use.

The WWEBNET Broadcast Platform was designed to be a fully-integrated electronic broadcast operating system, and is also licensable as an independent broadcast network for major entertainment companies which can be controlled and operated as their own consumer distribution network.  WWEBNET allows a two-way communication system to exist between consumers and content owners (or content licensee) and provides consumers the ability to simultaneously order and automatically receive multiple titles of films, TV shows and music videos.  Essentially, we can provide companies with their own branded, worldwide broadcast and delivery channels, providing complete e-commerce, content management and advertising systems, along with a comprehensive database management system.

Similar to the way in which a satellite in the sky (or a cable network), directs broadcasts to dishes (or cable boxes), in homes and businesses, the Company’s broadcast technology actively delivers media directly to PCs over the Internet, in accordance with a consumer’s wishes (and/or at the behest of a content owner, if it desires to announce and promote the release of a new album, new TV show, or new film).  Since our technology can be adopted and can be compatible with other existing technologies and/or architectures, it could ultimately be delivered to a wide-array of compatible mobile and compatible portable devices, on a worldwide basis.

A broad range of business opportunities could potentially become available to the Company through its WWEBNET Broadcast Platform in the areas of music, film, television, sports video games and advertising.  We believe the Company is well-positioned to take advantage of the current marketplace and has the ability adapt its technology to meet a wide variety of potential advances in digital and wireless technology.

How Our WWEBNET Broadcast Platform Works

The Company has created a solution that provides entertainment companies with a “branded,” personal, two-way, communication channel over the Internet, directly linking them with their consumers.  Because of the platform’s low cost and ease of implementation, WWEBNET’s customers lower their costs of promotions and gain access to new revenue streams.

The WWEBNET Broadcast Platform actively delivers media directly to consumers in accordance with consumer’s wishes and/or at the behest of a corporation, proactively delivering new content via a secure broadcast channel.  Since the technology is compatible with PCs, it provides a potentially large, global distribution system for WWEBNET and its clients.

The installation of the branded broadcast channel is quick and easy.  The consumer installs the broadcast channel creating an interactive link between his/her PC and the sponsoring company’s servers, and then set up channels from a menu on the screen.  The consumer can change the configuration of the selected channels at anytime.  This action creates a branded icon on the consumer’s desktop, along with a two-way active and personalized channel of communication between the consumer and the brand, artist, or studio.

The desktop icon on the consumer’s PC automatically alerts the consumer when new content arrives.  WWEBNET delivers, to the user, an up to DVD-quality viewing experience with DVR-like “Stop Action” functionality (e.g., freeze frame, zoom, playback) surrounded by advertising and personalized product purchasing opportunities (e.g., which could include products including, but not limited to, ringtones, MP3, music, wallpaper, or links to the content owner’s website).  The consumer has the ability to order multiple titles at one time—all automatically delivered to the targeted PC.  With an integrated and interactive advertising system in the broadcast channel, consumers can opt to view whatever content, advertisement, or information they have ordered, requested, or been sent.

Since our broadcast system can provide control to the brand owner, content is downloaded over the channel onto a consumer’s desktop only when the content owner desires to promote their content (unless the content owner allows the consumer to select titles from a library or ecommerce center).  Digital Rights Management tools are utilized if the content owner has created a subscription or secure channel, at their option.  Once content is delivered, a branded icon then flashes an update on the tool bar of the computer and the consumer can choose to watch the content by simply clicking on the flashing icon and viewing the content in the selected channel.

The Company’s proprietary, underlying technology provides the following: A permanent interactive link (unless uninstalled by the choice by either the consumer, or content owner/administrator) between a brand’s server and the consumer’s device; a database which stores information about the consumer’s activities on the channel; a server which stores the content; an intelligent “agent” resident on the consumer’s device which enables the server to intelligently download (or stream) large data files on a continuous, or interruptible basis; a “throttling” mechanism which automatically adjusts the download of content to the speed of the consumer’s available bandwidth; a desktop alert icon which advises the consumer when new content has been downloaded or available to view; and a proprietary media player wrapper, which uses an industry standard media player.

Many entertainment companies have begun to recognize that the Internet can provide a medium through which they can maintain control of their own content distribution and establish and maintain a direct relationship with the consumer.  This is a key reason why we believe there is a promising opportunity to license the WWEBNET Broadcast Platform to content owners.

The other side of the distribution equation lies with the consumer, who must be motivated to establish a two-way interactive link with a trusted company or brand.  Since consumers are naturally predisposed to want to see, hear and learn more about their favorite band, rock star, movie star, movie release, sports team, etc. we believe there may be interest from Consumers to download and install the WWEBNET Broadcast Platform if we are successful in building a dynamic library and client base.

Our Valu Flik Branded Channel

The Company has utilized the WWEBNET Broadcast Platform to build its own direct-to-consumer solution.  The Company calls this direct-to-consumer solution “Valu Flik” and has begun marketing this service, initially in the independent film, broadcast and music industries and is in the process of aggregating contracts that provide the Company with the right to broadcast and deliver various titles and forms of content to consumers.  The Valu Flik channel incorporates a content library, a built in active delivery system for advertising, promotions and consumer-specified content, along with a multi-currency ecommerce system tied to a consumer database.

As a result of the capabilities of the WWEBNET Broadcast Platform, the Company has been successful in licensing content from dozens of entertainment companies and has a growing music and film library.  The Company is in ongoing discussions with film studios and television broadcasters to license content for deployment over the Valu Flik broadcast channel, however, the ability to successfully create a competitive library will require additional capital.

Marketplace

Strategically, the WWEBNET Broadcast Platform provides entertainment companies with a competitive tool that will allow them to own, operate and control a “World Wide Electronic Broadcast Network.”

The Company has an opportunity to harness the WWEBNET Broadcast Platform for its own branded channel, which the Company hopes will emerge as a competitor to the existing online and brick and motor companies competing in the marketplace, as discussed above.  We believe that the Company has a potential strategic advantage over such competitors because we can deliver content over our network automatically without the consumer having to visit the content owner’s web site or a brick-and-mortar location, provided the channel is installed on the consumer’s PC.  This is in sharp contrast to typical consumer behavior via the web today, where a consumer must remember to visit a particular web site to start a video stream, download music, video, film, etc. to read, listen or view content of interest.

WWEBNET seeks to utilize the power of the Internet, itself a robust delivery system capable of delivering media on a worldwide basis, via a click of a mouse, to deliver content to a consumer and eliminate the need to “remember” to visit a Web site, or to take the time to visit a store, as the WWEBNET Broadcast Platform can automatically deliver movies, music videos, TV shows, audio files, promotional clips and advertising directly to a consumer’s desktop, without using postal carriers, or automobiles.

We think our technology potentially has powerful implications for companies who desire to reduce their marketing and promotion costs by digitally distributing various types of media, including CDs, DVDs, new movies, television and music releases, to potentially millions of viewers.  We think we can help companies create significant revenue streams and lower the cost of promotions and content delivery to their targeted audiences by reducing the reliance on the predominant distribution methods in place today, which require direct mail services (via ground and air couriers) and brick-and-mortar foot traffic through 3rd party distributors for the sale and rental of DVDs, etc.

We believe the WWEBNET Broadcast Platform is an excellent solution for companies that desire to advertise to a targeted audience.  The WWEBNET player on the desktop of the consumer is directly “connected” to a sponsoring company’s network, therefore advertisements can be changed, updated, deleted and re-programmed at the option of the company providing the content to the consumer.

Through the use of our available technology, we are able to target each individual user based on the content he/she is viewing.  Therefore, we can direct content and advertising directly to the consumer’s desktop while he/she is viewing his/her preferred content.  This assures consumers are not only viewing advertisements, but also assures the ads can be tailored to the consumer, based on a number of adjustable variables.

Due to the increase of Internet and portable digital device usage by consumers on a worldwide basis, the major entertainment, media and advertising companies in the music, film, television, sports and video game industries are shifting their efforts to find additional methods of selling and promoting their content and products over these rapidly expanding distribution systems.  The use of rich media such as video (and audio) by consumers has become well-established and growth in these areas is expected to continue, providing an interesting market in which to deliver the WWEBNET Broadcast Platform.

Our Business Strategy

We have two specific business strategies currently in place for penetrating the marketplace with the WWEBNET Broadcast Platform:

1)                                     Licensing the relevant WWEBNET software to be the broadcast system platform for delivery of content to PCs by companies via their own proprietary, branded channel (s); and

2)                                     Creating our own branded channel, which we have named “Valu Flik,” whereby we can distribute content, which has been licensed from entertainment companies, to digital devices over our own business-to-consumer (“B2C”) broadcast network.

We have already made progress in executing our business strategy through both of the strategies set forth above, and we expect to continue to expand their implementation as we move to fully execute our business plan.

The WWEBNET Broadcast Platform is specifically designed to respond to the unique challenges in each of several targeted industries:

From a consumer perspective, we think the Music, Film, Television, Sports and Videogame industries represent a significant market opportunity for our products and services.

Music:  We believe our software provides an opportunity for many companies in the music industry to develop their own network(s) to begin a process of controlling their own distribution.  By creating a direct broadcast channel that is theoretically able to reach multiple digital devices tied to a database of user preferences for optimized future releases and inventory, WWEBNET offers companies in the music industry an inexpensive, continuous, two-way, automatic direct marketing communication and ecommerce platform between the consumer and the label for new releases, artist promotion and archive materials.  By creating their own network, the companies in the music industry will have the ability to more effectively manage the desires of their consumers.  In addition, WWEBNET is positioned to provide new online revenues for untapped music video assets.

Film:  Just as the music industry has experienced strong growth from the Internet, the film industry is beginning to experience the same phenomena of consumer-driven growth via the digital delivery of its own content.  The WWEBNET Broadcast Platform can deliver high-quality video with, or without, a Digital Rights Management (DRM) wrapper and provides a solution to break through crowded new release schedules.  In addition, studios may benefit from additional revenues generated from subscription channels, advertising, merchandise, ticket sales, DVD sales and film sound tracks to consumers who have pre-requested specific movie genres, providing a direct marketing platform.  By creating its own network, companies in the film industry can keep in better contact with its consumers and create an alternative digital distribution network.  The WWEBNET network can provide the means to enable deliberate and direct product placement, pricing, promotion and advertising.

Television:  The television broadcast industry has seen a drop in their global advertising revenues, with many companies in the industry trying to figure out how to best participate in the growth of Internet-associated digital distribution systems.  Television continues to be the top choice for entertainment amongst most households in the United States, based on viewing hours per year.  It is important to recognize that until 2004, the television broadcast industry generally realized fairly stable TV advertising revenues with modest growth.  Due to a strategic shift to online and digital advertising distribution, however, there has been what many believe to be the beginning of a marked drop in TV advertising revenues—it seems that many companies are shifting their advertising budgets and focus to capitalize on digital distribution viewing and listening systems.  We believe there is a significant opportunity to provide our software to companies in the television broadcasters, including the national broadcasters and their affiliates.  WWEBNET is positioned to provide television broadcasters with a digital distribution system for their traditional viewing audiences, thereby increasing the number of consumers who view/purchase their content.  This would create a new revenue stream for broadcasters by enabling them to promote and sell their content including archived material, directly to a consumer’s PC.  Broadcasters that have been bound by broadcast, satellite or cable installation limitations in promoting their content can now reach a worldwide audience, simultaneously, over the Internet.  Importantly, major broadcasters would have the ability to provide their local affiliates with a “local” WWEBNET Broadcast Platform branded channel where the local affiliates can sell digital advertising based on the broadcaster’s content.  This would likely help the television broadcaster increase its revenues.

Sports:  Revenue generated from consumers using broadband services to access data, play sports-related games, or watch additional coverage of sports globally is expected to become a significant revenue stream for sports broadcasters and rights holders.  WWEBNET has the capability to allow sports businesses and sports broadcasters to proactively send consumers pre-qualified content through a live broadcast network independent of satellites, cable and broadcast television.  In addition, we can provide sports businesses with advertising and sponsorship revenues, subscription fees, merchandise and tickets sales, all of which are directly deliverable to the consumer.  Considering the enormous size of the sports industry, we expect it be a point of focus for the Company over the next several years.

Videogames:  Video gaming is commonly understood to be one of the fastest-growing forms of entertainment in the world, with a decided shift to digital downloading versus disk purchases.  As manufacturers compete to sell their new games, we expect that there may be an opportunity to develop a promotional channel for video games using the WWEBNET Broadcast Platform.  Our system would provide the means for videogame publishers to break through the clutter of new releases by pre-announcing new videogame highlights and sound tracks while creating new revenue streams such as a purchase order mechanism, merchandising and a proprietary advertising network.

Competition and Competitive Advantage

Our primary online competitors include business-2-business and business-2-consumer companies.  When we license the WWEBNET Broadcast Platform to a company in the entertainment industry, we are essentially competing with a number of very large and established companies.  Most of these established competitors either license content from companies in the entertainment industry directly, or are also seeking to license certain software and technology solutions to companies in the entertainment industry.  Our strongest competition comes from established companies that operate B2C websites and B2C portable device technologies.  Companies in the entertainment industry are increasingly licensing content to our competitors to allow consumers to download and/or stream such content over proprietary distribution networks owned by our competitors, often affording the companies that own the content little or no control over the subsequent distribution.

Since most of our existing competitors have their own proprietary consumer distribution networks, we believe that the WWEBNET Broadcast Platform provides a compelling and complementary technology platform that will allow the Company and its licensees (through their owner-branded channels) to pursue effective, highly competitive direct sales and marketing capabilities directly to potential customers and other businesses.  In addition to offering a malleable technology to compete with other direct marketing platforms, the WWEBNET Broadcast Platform appears to be well positioned to compete with other similar online content providers.

We anticipate that over time, the unique features of WWEBNET Broadcast Platform will distinguish the Company as a cost-effective, superior platform to potential licensees and customers of a WWEBNET-branded broadcast channel.

Market Factor Considerations

The following are several, but not all, key market drivers for the Company’s success in the entertainment industry:  Consumers, Brand Owners/Content Owners and Advertisers.

Consumers

The WWEBNET Broadcast Platform is designed to give consumers the ability to order as many films, videos, or audio files as they desire.  .  When the content arrives, an icon in the tool bar will blink to alert the consumer that the content is ready for viewing/listening (unless content is streamed, wherein there is immediate viewing of the targeted title).  Moreover, the technology does not impose on the privacy of the consumer by requesting personal data, nor do any pop-up ads appear when viewing a particular video, until the consumer actually purchases, rents, or otherwise subscribes to a title(s), or opts in to register, unless a content owner licensing the technology decides to “force” a registration and collect said personal information from a consumer, or business, prior to making a purchase, order, etc.

Brand Owners/Content Owners

WWEBNET provides companies with a relatively inexpensive way to create an interactive, dedicated, two-way continuous channel of communications to a highly targeted audience.  In addition, WWEBNET offers a highly measurable advertising platform, which can be seamlessly integrated with direct marketing, sales promotion and public relations initiatives.  The consumer is only required to pay for confirmed delivery of pre-requested “for sale/rent/subscription” content, while B2B customers may also broadcast free, or purchase, information and advertising, to their targeted clients.

Advertisers

Collectively, companies in the various entertainment industries spend billions of dollars per year advertising, marketing and promoting their content and releases.  Since the WWEBNET Broadcast Platform is designed to integrate content and advertising to be delivered directly to a PC in a dynamic interface, we expect to ultimately create advertising revenues over our licensed WWEBNET Broadcast Platform.  We believe our technology can effectively satisfy the demands of advertisers for innovative promotions because we are able to offer the means to distribute creative, entertaining and informative messages to highly targeted audiences.  Our system can provide the means to better ensure an accurate evaluation of advertising, marketing and promotional expenditures.

Environmental Regulation

We are not subject to environmental regulations the have a material effect upon our capital expenditures or otherwise.

Intellectual Property

The Company filed a US patent application on our proprietary system in 2003.  Subsequently, a PCT (international) patent application was filed based on the US case.  The PCT application has since progressed into national/regional stage applications in Europe and Japan.  These patent applications address the fundamental aspects of our proprietary system.  More specifically, the patent applications address the necessary software and method for requesting, obtaining, and delivering information to a user, including multimedia and the like, that can be customized by the user and that permits the introduction of promotional materials to be delivered to the user.

Employees

The Company currently has 6 employees, all of whom are full time.  Additionally, the Company employs various consultants and independent contractors to assist with the business on an as needed basis.

ITEM 2.                            FINANCIAL INFORMATION.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is related to our financial statements and should be read in conjunction with the financial statements and related notes that appear at the end of this registration statement.  This discussion contains forward-looking statements that involve risks and uncertainties.  Our actual results could differ materially from those projected in these forward-looking statements as a result of various factors.  Numerous factors will affect our actual results, some of which are beyond our control.  You are cautioned not to place undue reliance on this information, which speaks only as of the date of this registration statement.  We assume no obligation to update publicly any forward-looking information, whether as a result of new information, future events or otherwise, except to the extent we are required to do so in connection with our ongoing requirements under federal securities laws to disclose material information.

General

WWEBNET is a development stage company that has not yet realized revenues from its operations.  We have, however, realized limited revenues in interest income.  As reflected in the income statement of June 30, 2008, the Company has accrued $33,312 in interest income from a certain Credit Facility Agreement entered into with a stockholder.  We operate a web-based broadcasting network that enables the Company and licensees of our technology to deliver up to DVD-quality video and audio over the Internet, directly to a consumer’s computer without sacrificing or disrupting the consumer’s existing computer usage and/or performance.  We are optimistic that the WWEBNET Broadcast Platform will allow the Company to become an online competitor to established film and television programming distributors and will open up new channels of commerce for entertainment companies.

Our business plan provides that we will receive download fees, rental revenues, subscriptions and e-commerce revenues from consumers (implementing a revenue share with licensees of the WWEBNET Broadcast Platform) and advertising revenue from advertisers.  Certain business-to-business (“B2B”) contracts provide the Company with a fee for each delivery of content over their respective WWEBNET channel (s).

Consumer-based revenues are generated through two main channels:  (1) content owner-branded channels (i.e., distribution channels established by WWEBNET licensees that are used to deliver the WWEBNET licensees’ own content); and (2) the Valu Flik-branded channel, which the Company hopes to launch in 2009.  Content can be distributed to the consumer for free, for a download fee, or as part of a subscription channel paid for by the consumer.  WWEBNET earns its revenues, or shares revenues with the content owner, depending on the implementation and individually-negotiated arrangement, as follows:

•                  B2B fees for delivery of content using the WWEBNET Broadcast Platform;

•                  A charge per download for of the purchase of content (e.g., music videos, films, audio recordings, TV shows, etc.), which are paid by the consumer;

•                  A periodic subscription fee for content channels, which allows consumers continued access to music videos, film trailers, sports highlights, etc.;

•                  Advertising fees paid to a content owner or directly to WWEBNET; and

•                  A one-time E-commerce charge for ringtones, tickets, wallpaper and MP3 downloads.

Critical Accounting Policies

The presentation of financial statements in conformity with accounting principals generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period.  We evaluate these estimates and assumptions on an on-going basis.  Certain accounting policies require management to make assumptions about matters that are highly uncertain at the time the estimate is made, and changes in the accounting estimate are reasonably likely to occur from period to period.

Results of Operations

Since the Company’s incorporation in July 2005, we have incurred, and will incur substantial legal, organizational, technological development, marketing and administrative expenses.  Future results of operations will be largely dependent upon the level of success that the Company achieves in its operating activities, principally the Company’s ability to increase Company operations and expand its customer base.  The Company anticipates that it will incur losses into the foreseeable future.  Additionally, it is likely that we will need to raise additional capital in the near term in order to meet certain business objectives.

We expect to purchase additional equipment necessary to grow our business activities and to improve the Company’s ongoing operations, which will require significant additional capital expenditures.  We also rely on many outside consultants for various aspects of our business operations, which help it minimize employee expenses.  We will, however, need to identify and hire additional management, key personnel and various employees to properly execute our business plan going forward.

We believe the two most likely sources of funds for the Company’s continued operations are: (1) Additional equity financing from strategic business and/or financial partners; and (2) Revenues from operations.

The Company is currently in the process of identifying and communicating with business and/or financing partners and is considering plans with respect to various financing opportunities.  There is no assurance that we will be able to negotiate agreements to provide a source of funds for the Company’s continued operations.

The Company’s current operations result in expenses of approximately $270,000 per month.  In addition, we anticipate that we will incur additional expenses totaling approximately $60,000 per month for legal fees (including the management of our intellectual property), executive and director compensation, travel, marketing expenses and other miscellaneous expenses, bringing the total monthly expenses going forward to approximately $330,000 per month during the remainder of fiscal year 2008 and $1,840,000 a month for 2009.  The following information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this registration statement.

Selected financial information about our operations for the period from July 1, 2007 to March 31, 2008 is as follows:

Total
Revenues (not from operations)	$68,721
Comprehensive Net Loss	$2,940,042
Assets	$3,377,060
Liabilities	$997,160
Expenses	$2,980,832

Assets and Employees; Research and Development

Our primary assets are cash, loans, accounts receivable, intellectual-property rights and various contracts held with third-parties.  At this time, we do not anticipate any imminent or significant changes in the number of our employees.  We may, however, increase the number of consultants and independent contractors upon whom we rely to provide personal services in the event we expand into new markets or if our business in our current markets significantly increases.

Liquidity and Capital Resources

WWEBNET has derived substantially all of its funding from equity investments from its founders and certain strategic private placements.  Moreover, the Company’s continued existence is dependent on the Company’s ability to obtain additional equity and/or debt financing.  For issuances of common stock in the private placement offerings, we relied on the exemption from federal registration under Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder.  We relied on this exemption and the safe harbor thereunder based on the fact the there are a limited number of investors, all of whom have represented to the Company that they are “accredited investors” under Rule 501 of the Securities Act of 1933 and all of whom have represented that they have knowledge and experience in financial and business matters such that the investors were capable of evaluating the risks of the investment.  The securities offered and sold in these transactions were not registered under the Securities Act of 1933 and therefore may not be offered or sold in the United States absent a registration or an applicable exemption from registration requirements.  The disclosure about such private placement offerings contained herein is not an offer to sell or a solicitation of an offer to buy any securities of the Company.

Over the course of the next several months, we expect to continue seeking additional financing.  The amount of financing we seek may be significant.  Assuming that we successfully obtain additional financing over the next several months, we believe that such financing will be sufficient to finance our operations through approximately the end of the fiscal quarter ending June 30, 2010.  Thereafter, we predict that we might require additional capital to continue operations in our present markets or to expand into new markets.  If we are unable to obtain any of such additional financing, we might not be able to finance our operations in the near term.

Additional financing might be difficult to obtain on terms favorable to the Company, especially in light of the current debt and equity markets.  If additional funds are raised by the issuance of our equity securities, such as through the issuance and exercise of common stock, our existing stockholders will experience dilution of their ownership interest.  If additional funds are raised by the issuance of debt or other types of equity instruments, then the Company may be subject to certain limitations in our operations, and issuance of such securities might have rights senior to those of the then existing holders of the Company’s common stock.  If adequate funds are not available or not available on acceptable terms, we may be unable to fund expansion, develop or enhance products or respond to competitive pressures.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

ITEM 3.                       PROPERTIES.

We lease approximately 250 square feet of space located at 1230 Avenue of the Americas, 7th Floor, New York, NY 10020, on a month-to-month bases at a per-month cost of approximately $8,400 and lease approximately 250 square feet of space located at 7633 E. 63rd Place, Tulsa, Oklahoma, 74133, on a month-to-month basis at a per-month cost of approximately $2,300.  We are currently seeking to lease office space in London, but have not yet identified a feasible location.

ITEM 4.                       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

To the best of our knowledge, the table below identifies the beneficial ownership of:

•                  Each Director of the Company;

•                  Each Executive Officer of the Company;

•                  Certain Employees of the Company;

•                  All Executive Officers and Directors of the Company as a group; and

•                  Each additional Beneficial Holder (or group of holders) of five percent or more of our common stock.

Each person or entity indicated in the table below has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, except as indicated by footnote and subject to community property laws where/if applicable.  Percentage ownership is based on 49,835,402 shares of common stock outstanding as of September 15, 2008.

Name	Shares of Common Stock	Percent Prior To Offering(1)
Robert L. Kelly(2)	27,430,145	55.04%
Executive Consultant Services Ltd(3)	14,926,574	29.95
Thomas Hansen(4)	17,517,463	35.15
Joseph R. McCandless(5)	9,488,007	19.04
Ahmad Alyasin	8,269,875	16.59
Infinite Vision, LTD(6)	8,096,763	16.25
Palladin Opportunity Fund, LLC(7)	3,750,000	7.53
Avatara Mgmt. International Ltd.(8)	3,000,000	6.02
Walter Walsh(9)	1,886,597	3.79
Doug Naufel(10)	940,000	1.89
Tim Demers(11)	750,000	1.50
David Stacey(12)	300,000	*
Ron Insana(13)	284,245	*
Robert Buchmann (14)	75,000	*
Alexander Dann(15)	0	*
All officers and directors as a group (6 persons) (16)	29,029,390	58.25

*                 Less than 1%

(1)                     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and based on the best information currently available.  Shares of Common Stock subject to options or warrants that are currently exercisable, or exercisable within 60 days, and shares of Common Stock issuable upon conversion of outstanding Series A Convertible Preferred Stock, are deemed outstanding for computing the shareholdings and percentage of the person holding such, but are not deemed outstanding for computing the percentage of any other person.  Unless otherwise indicated, the business address of the following persons is 1230 Avenue of the Americas, 7th Floor, New York, NY 10020.

Assumes 49,835,402 shares of Common Stock issued and outstanding as of September 15, 2008.

(2)                     Includes 1,500,000 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock held by Mr. Kelly, 8,000,000 shares of Common Stock issuable upon exercise of presently exercisable warrants held by Mr. Kelly, 4,308,858 shares of Common Stock beneficially held by Executive Consultant Services, Ltd., an entity controlled by Mr. Kelly, 2,000,000 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock beneficially held by Executive Consultant Services, Ltd., an entity controlled by Mr. Kelly, and 8,617,716 shares of Common Stock issuable upon exercise of presently exercisable warrants beneficially held by Executive Consultant Services, Ltd., an entity controlled by Mr. Kelly.

(3)                     Includes 2,000,000 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock, 8,617,716 shares of Common Stock issuable upon exercise of presently exercisable warrants.

(4)                     Includes 250,000 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock, 4,302,876 shares of Common Stock issuable upon exercise of presently exercisable warrants.

(5)                     Includes 250,000 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock, 5,997,752 shares of Common Stock issuable upon exercise of presently exercisable warrants.

(6)                     Includes 5,397,842 shares of Common Stock issuable upon exercise of presently exercisable warrants.

(7)                     Includes 2,500,000 shares of Common Stock issuable upon exercise of presently exercisable warrants.

(8)                     Includes 2,000,000 shares of Common Stock issuable upon exercise of presently exercisable warrants.

(9)                     Includes 1,224,378 shares of Common Stock issuable upon exercise of presently exercisable warrants.

(10)               Includes 760,000 shares of Common Stock issuable upon exercise of presently exercisable warrants.

(11)               Includes 500,000 shares of Common Stock issuable upon exercise of presently exercisable warrants.

(12)               Includes 200,000 shares of Common Stock issuable upon exercise of presently exercisable warrants.

(13)               Includes 140,000 shares of Common Stock issuable upon exercise of presently exercisable warrants.

(14)               Includes 50,000 shares of Common Stock issuable upon exercise of presently exercisable warrants.  Mr. Buchmann is an independent director of the Company and shall be granted a five-year warrant to purchase 40,000 shares of common stock of the Company per year, for a three-year period; such warrants shall vest one year following each date of grant.  The first of such warrants has been issued to Mr. Buchmann, but the rights to purchase such shares have not yet vested and, therefore, are not reflected.

(15)               Mr. Dann is an independent director of the Company and shall be granted a five-year warrant to purchase 40,000 shares of common stock of the Company per year, for a three-year period; such warrants shall vest one year following each date of grant.  The first of such warrants has been issued to Mr. Dann, but the rights to purchase such shares have not yet vested and, therefore, are not reflected.

(16)               Includes 3,500,000 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock (of which 2,000,000 shares are held by Executive Consultant Services, Ltd., an entity controlled by Mr. Kelly) and 17,767,716 shares of Common Stock issuable upon exercise of presently exercisable warrants (of which 8,617,716 warrants are held by Executive Consultant Services, Ltd.).  The independent directors of the Company and shall be granted a five-year warrant to purchase 40,000 shares of common stock of the Company per year, for a three-year period; such warrants shall vest one year following each date of grant.  The first of such warrants have been issued, but the rights to purchase such shares have not yet vested and, therefore, are not reflected.

ITEM 5.                             DIRECTORS AND EXECUTIVE OFFICERS.

Directors, Executive Officers and Other Key Employees

Our Board of Directors and management team includes:

Name	Age	Position(s)	Independent Director
Robert L. Kelly	52	Chairman of the Board of Directors and Chief Executive Officer, President and Secretary	No
Ron Insana	47	Director and Consultant to the Company	No
Alexander Dann	60	Director	Yes
Robert Buchmann	51	Director	Yes
David Stacey	57	Director of European Operations/CFO Direct Choice TV/Acting Chief Financial Officer WWEBNET	N/A
Doug Naufel	38	Chief Technology Officer	N/A
Walter Walsh	37	Business Development Manager - US	N/A

Biographies for the members of our Board of Directors and our management team are set forth below:

Robert Kelly is the Chief Executive Officer of the Company and the Chairman of the Board of Directors.  A technology executive and entrepreneur, Mr. Kelly was the former Vice President of TV Guide Networks with direct responsibility for the technology and delivery of the TV Guide programming channel to over 55 million households in North America via cable and satellite, as well as having direct responsibility for TV Guide online, where agreements with AOL and normal day-to-day traffic on the site, regularly hosted tens of millions of page views each month over the Internet.  Prior to working for TV Guide Networks, Mr. Kelly held a variety of positions with companies which included his position as the Product Marketing Manager for Cray Research, having direct responsibility for the launch of Cray’s vaunted CRAY-2 and

CRAY Y-MP supercomputers, which were used extensively by the Department of Defense, National Intelligence and the Fortune 100.  Other career highlights include his becoming the Director of Eastern Operations for the Minnesota Supercomputer Center where he led, managed and oversaw victory in the Supercomputer Center’s bid to bring the U.S. Army High Performance Computing Research Center to the State of Minnesota, beating out many distinguished competitors.  Mr. Kelly began his technology career at Hewlett Packard in the division that invented the laser printer.  He is a graduate of the MBA program from the University of Michigan in 1980.  He received his B.A. in Business and Spanish, Magna Cum Laude in 1978 from North Park College in Chicago.

Ron Insana serves as a director and consultant to the Company.  Mr. Insana is a former Senior Analyst at CNBC and was Managing Director of Insana Capital Partners, a hedge fund.  He was the anchor of CNB’s “Street Signs”, which aired weekdays during stock market hours.  Until December 5, 2003, he and Sue Herrera co-anchored CNBC’s then flagship nightly financial news program, “Business Center”.  Mr. Insana garnered an exclusive interview with President George W. Bush to discuss the economy, Social Security reform and energy policy.  Mr. Insana originally joined CNBC in the 1991 merger with the Financial News Network (“FNN”).  He has been a regular contributor to NBC’s “Today Show” and “The Nightly News with Brian Williams,” as well as “Market Wrap” on MSNBC and other programs when market activity warrants.  Mr. Insana was also a regular contributor to “Imus in the Morning.”  Mr. Insana began his career in 1984 as an FNN production assistant, rising to managing editor and chief of FNN’s Los Angeles bureau at the time the two networks combined.  While at FNN, he was nominated for a Golden ACE Award for his role in covering the 1987 stock market crash.  He has published several books pertaining to the United States financial industry and markets.

Alexander Dann serves on the Board of Directors of the Company.  Mr. Dann is an independent director and does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.  Mr. Dann is an Australian business man who resides in London.  Mr. Dann has worked in stock brokering and investment banking for over twenty (20) years and has been associated in extensive private equity transactions through Link Investment Holdings, SA and Metrend Limited.  His investment activities and interests have covered many sectors including mining, technology and media.  Mr. Dann has assisted in taking a number of companies public in Frankfurt, as well as in the UK, on the Plus and AIM markets.

Robert Buchmann serves on the Board of Directors of the Company.  Mr. Buchmann is an independent director and does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.  Mr. Buchmann is a stockholder of the Company and obtained his shareholdings more than three years ago.  Mr. Buchmann lives in New York City and has spent the majority of his working career in the radio broadcasting and entertainment business.  When he joined WBAB/Long Island in 1979 as VP/Programming, the station was the fourth-ranked station in the market.  By 1982, WBAB evolved into the Long Island leader and was never beaten until after Mr. Buchmann had left.  Most recently, he was Program Director and an On-Air Personality for the New York City metropolitan area’s largest rock and roll radio station—“WAXQ,” 104.3 FM, owned by Clear Channel.  WAXQ rose in rank from 14th to become a top 5 player in the Adults 25-54 market and is often the top Male-targeted station in the market.  Mr. Buchmann serves on the board of Friends of Karen, Special Olympics, the Long Island Music Hall of Fame and Charity Begins at Home, which was founded by long-time friend Billy Joel.  Mr. Buchmann received the Harry Chapin Man-of-the-Year Award from Long Island Cares for his efforts to fight hunger. He received his B.S. from Ithaca College in Ithaca, New York.

David Stacey is the Director of European Operations for the Company, Chief Financial Officer of Direct Choice TV Communications, Ltd. and Acting Chief Financial Officer of the Company.  Mr. Stacey was a former financial analyst at Esso Petroleum and Union Carbide; He was also the Chief Financial Officer for Article 27 Ltd., a Digital Asset Management development company and a Financial Controller for Spartan Entertainment, a leading independent record company.  Mr. Stacey received his B.A. in Economics with Honors, Birmingham College of Commerce.

Doug Naufel is the Chief Technology Officer of the Company.  Prior to joining WWEBNET, Mr. Naufel held several positions during his career, each involving leading-edge software engineering, integration and product applications.  He was the Chief Systems Architect for Wiltel Networks (acquired by Level 3 Communications), just prior to working for WWEBNET.   He has held a senior software engineering position at Vyvx, where he helped design and implement their advanced digital advertising and media distribution capabilities, as well as a multicast, real-time, sports entertainment system (called “ChoiceSeat” and was the first in-stadium system used by a professional baseball team, the San Diego Padres, and later used in Super Bowl XXXII).  Prior to working at Vyvx, Mr. Naufel worked as a Software Engineer for Prevue Networks (now called the TV Guide Channel) where he helped revolutionize digital media distribution through satellite and cable distribution systems.  Mr. Naufel attended the University of Missouri (Columbia) in 1993.

Walter Walsh is the Company’s business development manager for the United States and has worked for WWEBNET for the last four years.  Mr. Walsh was formerly a regional marketing specialist with the Hartford Insurance Company and a financial representative for the Guardian Life Insurance Company.  He holds his BS in Economics and Finance from Lock Haven University in Pennsylvania.

ITEM 6.                             EXECUTIVE COMPENSATION.

Summary Compensation Table

The following table sets forth the cash and non-cash compensation for each of the last two fiscal years awarded to or earned by (i) our Chief Executive Officer; and (ii) our most highly-compensated executive officers (other than the Chief Executive Officer) who served in such capacity at September 15, 2008 and who received in excess of $100,000 in salary and bonus during the fiscal year ended March 31, 2008 (collectively, the “named executive officers”).

Name and Principal Position	Year	Salary ($ )	Bonus ($ )	Stock Awards ($ )		All Other Compensation ($ )	Total ($ )
Robert L. Kelly(1)	2007	$360,000	$0	$990,000	(2)	$0	$1,350,000
Robert L. Kelly	2008	$360,000	$0	$0		$0	$360,000
David Stacey(3)	2007	$165,000	$0	$0		$0	$165,000
David Stacey	2008	$165,000	$0	$0		$0	$165,000
Doug Naufel(4)	2007	$39,000	$0	$0	(5)	$0	$39,000
Doug Naufel	2008	$130,000	$0	$0		$0	$130,000
Walter Walsh(6)	2007	$80,000	$0	$0		$0	$80,000
Walter Walsh	2008	$80,000	$0	$0		$0	$80,000
Paul Sweeney(7)	2007	$50,000	$0	$0		$0	$50,000
Paul Sweeney	2008	$0	$0	$400,000	(8)	$0	$400,000

(1)                     Mr. Kelly has been President and Chief Executive Officer since our initial incorporation.  Mr. Kelly is also the Chairman of our Board of Directors.

(2)                     This valuation represents issuance of two warrants permitting Mr. Kelly to purchase an aggregate total of 4,500,000 shares of common stock at an exercise price of $1.28 per share.  The warrants were issued in February 2007.  At of the date of issuance, WWEBNET had most recently raised capital at $1.50 per share.

(3)                     Mr. Stacey currently acts as our Chief Financial Officer.

(4)                     Mr. Naufel is the Chief Technology Officer of the Company.

(5)                     This valuation represents the issuance of a warrant permitting Mr. Naufel to purchase 400,000 shares of common stock at an exercise price of $1.50 per share.  The warrant was issued in March 2007.  The warrant will vest over a three-year period.  At the date of issuance, WWEBNET had most recently raised capital at $1.50 per share.  The warrant was at the money when issued. Therefore, the warrant had no net value at issuance.

(6)                     Mr. Walsh is the Company’s business development manager for the United States.

(7)                     Mr. Sweeney was the former Chief Financial Officer of the Company.  Mr. Sweeney is no longer employed by the Company.

(8)                     Amount listed reflects the estimated fair value of a stock award of 800,000 shares of the Company based on the Company’s best estimates at the time.  The shares were given to Mr. Sweeney as consideration under a Release and Confidentiality Agreement whereby Mr. Sweeney resigned from WWEBNET and forfeited any bonus or additional amounts and/or securities that may have been available to him under his employment agreement.

Employment Agreements with Executive and Key Personnel

The Company has entered into an employment agreement with Robert Kelly, the Company’s Chief Executive Officer and Chairman of the Company’s Board of Directors.  Mr. Kelly’s employment agreement continues until August 31, 2009, and requires the Company to pay to Mr. Kelly an annual salary of $360,000 during the term of such agreement in exchange for Mr. Kelly’s commitment to devote substantially all of his available business efforts to further the Company’s business plan as its Chief Executive Officer and Chairman of the Company’s Board of Directors.  The employment agreement acknowledges that Mr. Kelly is the majority shareholder of Rymatics Software, Ltd., a British Virgin Islands-based company that is engaged by the Company to perform the Company’s essential research and development efforts, but prohibits Mr. Kelly from competing in any way with the Company during the term of his employment and for a period of two years following termination of his employment agreement.  Finally, Mr. Kelly’s employment agreement obligates the Company to pay to Mr. Kelly a special, one-time bonus equal to three times his ordinary base salary in the event of a “change of control” of the Company, which includes any event whereby the company is purchased by or merges with and into any other company or sells all or substantially all of its assets to a third-party not related to Mr. Kelly.

The Company has entered into an at-will employment relationship with Doug Naufel, the Company’s Chief Technology Officer.  The terms of Mr. Naufel’s employment and compensation are contained in an employment letter.   The Company has agreed to pay Mr. Naufel a base salary of $130,000 per year.  In addition, the Company will provide certain health benefits and a bonus structure wherein Mr. Naufel and the Company will set mutually agreeable goals.  Finally, Mr. Naufel will be issued certain warrants to purchase 400,000 shares of common stock of the Company at $1.50 per share.  The aforementioned warrants will vest over a three-year period with 160,000 shares vesting after the end of year one, 120,000 shares vesting after the end of year two and the final 120,000 warrants vesting at the end of year three.

The Company has engaged in negotiations with David Stacey regarding an employment agreement and has provided Mr. Stacey with a conditional offer of employment.  Mr. Stacey is the Acting Chief financial Officer of the Company and WWEBNET desires to hire and employ Mr. Stacey as its Chief Financial Officer and Director of its European Operations.  Mr. Stacey is an executive who has run publically held corporations and has knowledge of the entertainment industry, investment banking and deal structuring and execution of agreements related thereto.  Pursuant to the proposed terms of the employment agreement, Mr. Stacey’s employment term would commence on the effective date of the employment agreement and would be for three years.  Mr. Stacey’s employment agreement would require the Company to pay Mr. Stacey an annual base salary of $280,000 during the term of such agreement; provided, however, that payment of Mr. Stacey’s base salary would not begin unless and until such time as the Company raises certain additional capital from outside investors.  If the Company fails to raise certain additional capital from outside investors by a date specified, Mr. Stacey’s employment agreement would be considered null and void.  In addition to the base salary, the proposed employment agreement would entitle Mr. Stacey to an annual bonus payable within ninety-days of the Company’s fiscal year end based on certain benchmarks and Company performance.  Finally, the proposed employment agreement would entitle Mr. Stacey to subscribe for and purchase shares of the Company’s common stock through the issuance of warrants.  During the Mr. Stacey’s employment term, he would be entitled to subscribe for and purchase from the Company, via a warrant to purchase common stock, one million two hundred thousand (1,200,000) fully paid and non-assessable shares of the common stock of the Company at an exercise price of $3.10 per share.  Such warrant would have a cashless exercise provision and would have specified vesting provisions.  In the event of an acquisition of the Company by a third-party, wherein Robert Kelly is not in control as CEO or Chairman of the surviving or merged entity, the vesting provisions would be deemed to have accelerated and would vest immediately to the benefit of Mr. Stacey.

Aside from the foregoing agreement with Mr. Kelly and the proposed agreement with Mr. Stacey, the Company does not presently have in place any other written employment agreements concerning its executive officers or any key personnel.  The Company anticipates that it will be necessary to enter into formal employment agreements with certain key employees and officers to ensure the long-term stability of its business.

Director Compensation

The Company’s non-independent directors (Robert L. Kelly and Ron Insana) presently receive $2,000 per board meeting for their service on the Board of Directors and are reimbursed for reasonable expenses incurred by them in the performance of their duties.  Each non-independent director receives a five-year warrant to purchase 20,000 shares of Common Stock at $1.50 per share upon commencement of their service with the Company.  Such warrants vest one year following the date of grant.

In September 2008, the Company appointed two (2) independent directors to serve on the Board of Directors.  The Independent Directors will receive an annual salary of $60,000 and warrants to purchase 40,000 shares of common stock of the Company per year at an exercise price of $3.10 per share.  The warrant(s) shall vest one year following each date of grant.  The warrants will contain a cashless exercise provision.  We believe that the appointment of two (2) independent directors is in the best interests of the Company and will help us in achieving our long-range organizational goals.  In order to continue to entice highly qualified independent directors to serve on our Board of Directors, we might need to provide increased compensation to such directors in the form of money, stock and/or warrants.

Consulting Arrangements with Certain Officers and/or Directors

In addition to the foregoing director compensation package, Director Ron Insana is compensated for additional consulting services (above and beyond his duties as director) pursuant to a formal consulting agreement with the Company.  Under such arrangement, Mr. Insana received a warrant to purchase 400,000 shares of Common Stock at 50% of the price at which the Company’s Common Stock initially trades at in a public market, or $1.50 per share, whichever is lower, which were set to vest over a period of years (with 280,000 of such shares purchasable as of April 21, 2008 and an additional 120,000 shares becoming purchasable on both April 29, 2009) and contain cashless exercise provisions.  Mr. Insana exercised his right to purchase 280,000 shares of Common Stock in April 2008 and did so using the cashless exercise provision, permitting him acquire 144,245 shares of Common Stock of the Company.  In addition, the consulting agreement entitles Mr. Insana to receive a special bonus in the event that the Company is sold, or sells, all or substantially all, of its assets as a result of his direct and sole introduction of the potential purchaser to the Company.  As such, Mr. Insana is not considered an independent director.  The Company anticipates that it may extend additional, similar, consulting agreements to other potentially valuable consultants in the near future.

ITEM 7.                             CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Transactions with Related Persons

We have an on-going agreement in place with Rymatics Software, Ltd. (“Rymatics”), a British Virgin Islands-based company, entered into in 2005, whereby Rymatics has agreed to provide us with, among other things, various web site development, hosting, support and maintenance.  Rymatics is distinct from the Company, but provides the essential software support and development functions that make the WWEBNET Operating System and technology operational.  Our CEO, Robert L. Kelly, is the majority owner of Rymatics and serves its managing member.  In addition, from time to time we make payments to Executive Consultant Services, Ltd. (“EC”), an entity controlled by Mr. Kelly, for various consulting and management services provided to the Company by EC.

Promoters

Robert L. Kelly, our current CEO, has served as the primary promoter and control person of the Company since its inception.  Mr. Kelly took the initiative and responsibility for founding and organizing the Company and has received a salary and securities in excess of 10% for his various and continuing services and efforts provided on behalf of the Company.  My. Kelly’s beneficial ownership is set forth in Item 4 of this registration statement and his cash and non-cash compensation for each of the last two fiscal years is set forth in Item 6 of this registration statement.

Ahmad Alyasin provides, among other things, various consulting services to the Company.  Mr. Alyasin’s consulting services include, but are not limited to, consulting regarding such things as organization structure, capital structure and general business strategy.  In consideration for Mr. Alyasin’s agreement to provide such services, the Company provided Mr. Alyasin with 8,269,875 shares of common stock of the Company in July 2008.  Mr. Alyasin’s beneficial ownership is set forth in Item 4 of this registration statement.

Director Independence

The Company is currently a Smaller Reporting Company.  Half of our Board of Directors is comprised of “independent” directors as defined in Section 803 of Part 8 of the Company Guide of the American Stock Exchange, LLC.  The independent directors are identified by name in the chart that appears in the “Management and Board of Directors” section of this registration statement.

Our Board of Directors has an Audit Committee consisting solely of members who are independent as defined in Section 803 of Part 8 of the Company Guide of the American Stock Exchange, LLC.  In addition, each member of the Audit Committee is independent as defined in Exchange Act Rule 10A-3, a non-employee director under the rules of the SEC, and an outside director under the rules of the Internal Revenue Service.  The Board of Directors does not currently have a standing nominating or compensation committee in place (or other committees differently designed and performing similar functions).  Instead, our entire Board of Directors presently performs the functions traditionally discharged by nominating and compensation committees.

ITEM 8.                             LEGAL PROCEEDINGS.

WWEBNET is currently not a party to any material litigation and we are not aware of any threatened litigation that would have a material effect on our business.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Dividends

The payment of dividends is subject to the discretion of our Board of Directors and will depend, among other things, upon our earnings, our capital requirements, our financial condition, and other relevant factors.  We have not paid any dividends on our common stock and do not anticipate paying any such dividends in the near future.  We intend to use any earnings for future business development and expending our business.  Nonetheless, there are not currently any restrictions on our ability to pay dividends on our common stock.

Securities Authorized for Issuance Under Equity Compensation Plans

We have equity compensation plan in place for our Chief Executive Officer, Robert L. Kelly.  In addition to his base salary and potential for receiving a bonus based on certain conditions precedent, Mr. Kelly is entitled to subscribe for and purchase shares of the Company’s common stock through the issuance of warrants in the following manner:  (a) If, during the first twelve (12) months of employment with the Company, the Company raises at least $20,000,000 (Twenty Million dollars) from either public or private transactions or additional outside investors, Mr. Kelly shall be entitled to subscribe for and purchase from (and Mr. Kelly shall have vested to him immediately) the Company up to 1,500,000 (One Million Five Hundred Thousand) fully paid and non-assessable shares of the common stock of the Company at an exercise price of $1.28 per share; if, however, the Company raises at least $10,000,000 (Ten Million dollars) during said time period in a private transaction, 750,000 (seven hundred fifty thousand) shares under the Warrant shall vest immediately.  Said Warrant shall have a cashless exercise provision and a five-year life.  (b) During Mr. Kelly’s employment term, he shall be entitled to subscribe for and purchase from the Company warrants for Three Million (3,000,000) fully paid and non-assessable shares of the common stock of the Company at an exercise price of $1.28 per share.  Such warrant shall have a cashless exercise provision, a five-year life and shall vest 1/3 upon the 1st anniversary date of the execution of the Employment Agreement, 1/3 upon the 2nd anniversary date of the execution of the Employment Agreement and 1/3 upon the 3rd anniversary date of the execution of the Employment Agreement.

We have provided David Stacey with a conditional offer of employment, which would include an equity compensation plan.  Mr. Stacey is our current Acting Chief financial Officer and we desire to hire and employ Mr. Stacey as our Chief Financial Officer and Director of its European Operations In addition to his base salary, the proposed employment agreement would entitle Mr. Stacey to subscribe for and purchase shares of the Company’s common stock through the issuance of warrants.  During the Mr. Stacey’s employment term, he would be entitled to subscribe for and purchase from the Company, via a warrant to purchase common stock, one million two hundred thousand (1,200,000) fully paid and non-assessable shares of the common stock of the Company at an exercise price of $3.10 per share.  Such warrant would have a cashless exercise provision.  Under the terms of the offer, 1/6 of the warrants would vest three months from the commencement of Mr. Stacey’s employment with the Company; 1/6 of the warrants would vest upon the first anniversary date of Mr. Stacey’s employment with the Company, 1/3 of the warrants would vest upon the second anniversary date of Mr. Stacey’s employment with the Company and an additional 1/3 of the warrants would vest upon the third anniversary date of Mr. Stacey’s employment with the Company.   In the event of an acquisition of the Company by a third-party, wherein Robert Kelly is not in control as CEO or Chairman of the surviving or merged entity, the vesting provisions would be deemed to have accelerated and would vest immediately to the benefit of Mr. Stacey.

The Company has issued, and plans to continue to issue, both stock and warrants as compensation to various consultants and contractors who provide valuable services on behalf of the Company.  These issuances, however, are not part of any equity compensation plan and are, from time to time, issued in accordance with services provided and terms of the respective contracts and agreements so negotiated.  Other than those disclosed above, we have no additional equity compensation plans (including individual compensation arrangements) outstanding.  Additionally, we are not presently required by applicable state law or the listing standards of any self-regulatory agency (e.g., the OTC Bulletin Board, FINRA, AMEX or NYSE) to obtain the approval of our stockholders prior to issuing any such compensatory options, warrants or other rights to purchase our securities.

Transfer Agent and Registrar

Our transfer agent is Standard Registrar & Transfer Agency, Inc., located at 673 Bluebird Lane, N.E., Albuquerque, New Mexico 87122.  The transfer agent’s telephone number is (505) 828-2839.  The transfer agent is registered under the Securities and Exchange Act of 1934.

Listing

Our common stock is currently listed on the Pink Sheets under the trading symbol WWEB.  We will be seeking to have our preferred stock and a portion of our common stock listed on the AMEX.

ITEM 10.                      RECENT SALES OF UNREGISTERED SECURITIES.

Private Placements, Issuances and Equity

On April 14, 2006 WWEBNET completed a private placement of 446,357 shares of common stock to accredited investors at a subscription price of $1.30 per share for total gross proceeds of $580,264.10.  The gross proceeds were used to pay certain salaries, legal fees, accounting fees, operating expenses, sales, marketing, general and administrative expenses repayment of certain Company debt and net working capital.

On or about January 31, 2007 WWEBNET completed a private placement of 1,562,500 shares of common stock to an accredited investor at a subscription price of $1.28 per share for total gross proceeds of $2,000,000.  Based on the investor’s capacity as a valued and trusted consultant to the Company, he was offered the shares at 85% of the price of the last arms-length transaction in the common shares of the Company, with the previous transaction for the sale of common stock in the Company having been sold at $1.50 per share in January 2007.  The gross proceeds were used to pay certain salaries, legal fees, accounting fees, operating expenses, sales, marketing, general and administrative expenses repayment of certain Company debt and net working capital.

On January 22, 2007 WWEBNET completed a private placement of 836,671 shares of common stock to accredited investors at a subscription price of $1.50 per share for total gross proceeds of $1,255,006.50.  The gross proceeds were used to pay certain salaries, legal fees, accounting fees, operating expenses, sales, marketing, general and administrative expenses repayment of certain Company debt and net working capital.

On July 19, 2007 WWEBNET completed a private placement of 67,000 shares of common stock to an accredited investor at a subscription price of $1.48 per share for total gross proceeds of $99,000.  The gross proceeds were used to pay certain salaries, legal fees, accounting fees, operating expenses, sales, marketing, general and administrative expenses repayment of certain Company debt and net working capital.

On August 23, 2007 WWEBNET completed a private placement of 18,000 shares of common stock to a accredited investors at a subscription price of $2.50 per share for total gross proceeds of $45,000.  The gross proceeds were used to pay certain salaries, legal fees, accounting fees, operating expenses, sales, marketing, general and administrative expenses repayment of certain Company debt and net working capital.

On or about March 15, 2008 WWEBNET completed a private placement of 2,000,000 shares of common stock to an accredited investor at a subscription price of $0.25 per share for total gross proceeds of $500,000.  Based on the investor’s role in providing consulting services and strategic advice for and on behalf of the Company, the Company agreed to sell shares on common stock of the Company at a price of $.25 per share.  The gross proceeds were used to pay certain salaries, legal fees, accounting fees, operating expenses, sales, marketing, general and administrative expenses repayment of certain Company debt and net working capital.

Warrant Exercises

On or about August 23, 2007 an accredited investor and stockholder of the Company elected to exercise the purchase right represented by a certain warrant, and thereby purchased 2,038,750 shares of common stock of the Company at price of $.667 per share, for total gross proceeds of $1,359,846.25 and pursuant to terms of a Credit Facility Agreement entered into with the Company.  The gross proceeds were used to pay certain salaries, legal fees, accounting fees, operating expenses, sales, marketing, general and administrative expenses repayment of certain Company debt and net working capital.

On or about October 5, 2007 an accredited investor and stockholder of the Company elected to exercise the purchase right represented by a certain warrant, and thereby purchased 40,030 shares of common stock of the Company at price of $.667 per share, for total gross proceeds of $26,700.01.  The gross proceeds were used to pay certain salaries, legal fees, accounting fees, operating expenses, sales, marketing, general and administrative expenses repayment of certain Company debt and net working capital.

On or about October 5, 2007 an accredited investor and stockholder of the Company elected to exercise the purchase right represented by a certain warrant, and thereby purchased 241,379 shares of common stock of the Company at price of $.667 per share, for total gross proceeds of $161,000.  The gross proceeds were used to pay certain salaries, legal fees, accounting fees, operating expenses, sales, marketing, general and administrative expenses repayment of certain Company debt and net working capital.

On or about October 5, 2007 an accredited investor and independent consultant of the Company elected to exercise a portion of the purchase right represented by a certain cashless warrant, and thereby acquired 100,887 shares of common stock of the Company on a cashless exercise basis  The Company received no gross proceeds from this transaction.

On or about October 5, 2007 our Chief Executive Officer elected to exercise the purchase right represented by a certain cashless warrant, and thereby acquired 1,253,571 shares of common stock of the Company on a cashless exercise basis.  The Company received no gross proceeds from this transaction.

On or about October 5, 2007 an accredited investor elected to exercise the purchase right represented by a certain warrant which was assigned to him by a stockholder of the Company, and thereby purchased 142,858 shares of common stock of the Company at price of $.667 per share, for total gross proceeds of $95,286.  The gross proceeds were used to pay certain salaries, legal fees, accounting fees, operating expenses, sales, marketing, general and administrative expenses repayment of certain Company debt and net working capital.

On or about October 5, 2007 an accredited investor elected to exercise the purchase right represented by a certain warrant which was assigned to him by a stockholder of the Company, and thereby purchased 20,000 shares of common stock of the Company at price of $2.50 per share, for total gross proceeds of $50,000.  The gross proceeds were used to pay certain salaries, legal fees, accounting fees, operating expenses, sales, marketing, general and administrative expenses repayment of certain Company debt and net working capital.

On or about October 5, 2007 an accredited investor and stockholder of the Company elected to exercise the purchase rights represented by various warrants which were assigned to him by various stockholders of the Company.  The exercise of such warrants was entered into pursuant to a Credit Facility Agreement between the stockholder and the Company.  As such, the stockholder thereby purchased 3,939,461 shares of common stock of the Company for total gross proceeds of $2,800,347.32.  The gross proceeds were raised on a credit agreement with the stockholder.

On or about October 10, 2007 an accredited investor and stockholder of the Company elected to exercise the purchase right represented by a certain warrant, and thereby purchased 312,500 shares of common stock of the Company at price of $.80 per share, for total gross proceeds of $250,000.  The gross proceeds were used to pay certain salaries, legal fees, accounting fees, operating expenses, sales, marketing, general and administrative expenses repayment of certain Company debt and net working capital.

On or about October 11, 2007 an accredited investor and stockholder of the Company elected to exercise the purchase right represented by a certain warrant, and thereby purchased 25,000 shares of common stock of the Company at price of $.80 per share, for total gross proceeds of $20,000.  The gross proceeds were used to pay certain salaries, legal fees, accounting fees, operating expenses, sales, marketing, general and administrative expenses repayment of certain Company debt and net working capital.

On or about May 15, 2008 an accredited investor elected to exercise a portion of the purchase right represented by a certain cashless warrant, and thereby acquired 144,245 shares of common stock of the Company on a cashless exercise basis.  The Company received no gross proceeds from this transaction.

On or about May 28, 2008 an accredited investor elected to exercise the purchase right represented by a certain cashless warrant, and thereby acquired 10,973 shares of common stock of the Company on a cashless exercise basis.  The Company received no gross proceeds from this transaction.

Resignation and Release Agreement

On or about March 3, 2008 an officer of the Company resigned from his position as Chief Financial Officer.  In consideration for his resignation and in lieu of any bonus or additional amounts and/or securities that may have been available, the Company agreed to issue the former officer 800,000 shares of the Company’s common stock.  The Company received no gross proceeds from this transaction.

Outstanding Warrants

In addition to common stock, investors purchasing shares of WWEBNET common stock, or receiving WWEBNET common stock as a result of our merger/acquisition with/of Direct Choice TV Communications Ltd. (“Direct Choice”) and its parent, Dolny Limited (a British Virgin Islands company), also received a warrant to purchase common stock.  The following is a summary of our outstanding warrants.  The Company has issued warrants that are currently outstanding and convertible into an aggregate of 58,551,424 shares of Common Stock.  The warrants currently outstanding are divided into four primary categories:  namely, Series B Warrants, Series C Warrants, Series D Warrants and Other Warrants.  The terms of the Series B, C and D warrants are virtually identical, except the exercise price of such warrants.  The basic terms and conditions of each series of warrants are set forth below.

Series B, C, D and Other Warrants

WWEBNET currently has issued and outstanding Series B, C and D Warrants to purchase an aggregate 24,423,649; 27,092,525; and 876,250 shares of Common Stock, respectively.  Additionally, WWEBNET has issued and outstanding Other Warrants to purchase an aggregate 6,159,000 shares of Common Stock.  The Series B Warrants and Series C Warrants were issued to the founders and certain initial stockholders of WWEBNET in connection with the Company’s incorporation and the merger/acquisition with/of Dolny Limited with and into Valu Flik (which subsequently changed its name to WWEBNET in September, 2006), and are exercisable into shares of Common Stock at $2.50 and $4.00 per share, respectively.  The Series D Warrants were also issued to former Dolny Limited shareholders in connection with the merger/acquisition with/of Dolny Limited and are exercisable into shares of Common Stock at either $0.667 or $0.80 per share.  The Company has also issued a warrant to purchase 154,000 shares of Common Stock to stockholder Thomas Hansen in consideration for consulting services Mr. Hansen is providing to the Company, which is governed by terms and conditions identical to those set forth in the Series B, C and D Warrants.  Additionally, the Company has issued warrants to various additional stockholders as consideration for various services rendered on behalf of the Company, falling under the category of “Other Warrants.”

The rights represented by the Series B, C and D may be exercised by the holder of such warrants, in whole or in part at any time prior to June 15, 2010.  The warrant issued to Mr. Hansen may be exercised by the holder of such warrants, in whole or in part at any time prior to June 30, 2011, except as provided under the terms of the Series B, C, D any Other Warrants, the Warrants may not be sold, transferred, assigned, hypothecated or divided into two or more Warrants of smaller denominations, nor may any Warrant shares issued pursuant to exercise of the Warrants be transferred.  The Series B, C, D and Other Warrants are not entitled to any registration rights.

Consulting Agreements

Pursuant to consulting agreements we have recently entered into with persons agreeing to provide valuable services on behalf of the Company, we issued shares of common stock to the following consultants in the amounts so specified in lieu of any other payment or cash compensation:  On April 5, 2006, we issued 25,000 shares of common stock to Thomas Hansen; On April 14, 2006, we issued 10,000 shares of common stock to Dirk Zuhlke; On May 31, 2006, we issued 200,000 shares of common stock to Ron Furman; On August 25, 2006, we issued 25,000 shares of common stock to Jim Davie; On August 25, 2006, we issued 10,000 shares of common stock to Chris Camacho; On July 17, 2008, we issued 8,269,875 shares of common stock to Ahmad Alyasin; On August 15, 2008 we issued 46,154 shares of common stock to

iCapital Finance, Inc; On August 29, 2008 we issued 20,000 shares of common stock to Claudia Silva; On September 4, 2008 we issued 100,000 shares of common stock to Roger Paglia; and on September 8, 2008 we issued 50,000 shares of common stock to Michael Reynolds.

We believe that the offerings and issuances of shares were exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2) thereof, Rule 506 of Regulation D promulgated thereunder and Rule 701.  The recipients of the shares were afforded an opportunity for effective access to files and records of the Company that contained the relevant information needed to make its investment decision.  We reasonably believe that each recipient, immediately prior to issuing the shares, had such knowledge and experience in financial and business matters that it was capable of evaluating the merits and risks of its investment.  Each recipient had the opportunity to speak with our officers and directors on several occasions prior to their investment decision.

ITEM 11.                      DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

The following is a description of our capital stock and the material provisions of our Articles of Incorporation, Bylaws and certain agreements to which we and certain of our stockholders are parties.  The following is only a summary and is qualified by applicable law and by the applicable provisions of our Articles of Incorporation and such other agreements, copies of which are available as set forth under “Where You Can Find More Information.”

General

As of September 15, 2008, 49,835,402 shares of our common stock were issued and outstanding, and there were around 95 holders of record of our common stock.  As of the same date, we had the authority to issue 250,000,000 shares, consisting of 150,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of Preferred Stock, par value $0.001 per share.  As of September 15, 2008, 4,000,000 shares of our Series A Preferred Stock were issued and outstanding, and there were 4 holders of record of our Series A Preferred Stock.  By way of this registration statement, we are seeking to register all of our issued and outstanding Preferred Stock and 5% of our issued and outstanding Common Stock.

Common Stock

Voting.  The holders of our common stock are entitled to one vote for each outstanding share of common stock on each matter properly submitted to the stockholders of WWEBNET for their vote; provided, however, that, excepts as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to the Certificate of Incorporation (including any certificate of designation of Preferred Stock relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock (including any certificate of designation of Preferred Stock relating to any series of Preferred Stock).

Dividend Rights.  Subject to the divined rights of the holders of any outstanding, dividends on the shares of the Company may be declared by the Board of Directors at any regular or special meeting, pursuant to law.  Dividends may be paid in cash, in property, or in shares of the Company.

Liquidation Rights.  In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment or liabilities.  If we have any preferred stock at such time, holders of the preferred stock may be entitled to distribution or liquidation preferences.  In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Conversion, Redemption and Preemptive Rights.  Holders of our common stock have no conversion, redemption, preemptive, subscription or similar rights.  No shares of any class of series of the Company shall entitle the holders to any preemptive rights to subscribe for or purchase additional shares of that class or series or any other class or series of the Company now or hereafter authorized or issued.  Additionally, and pursuant to our Articles of Incorporation, there shall be no cumulative voting by the stockholders of WWEBNET.

Preferred Stock

Under our Articles of Incorporation, our Board of Directors is authorized, subject to limitations prescribed by law, to issue up to 100,000,000 shares of Preferred Stock, par value $0. 001 per share  The Board of Directors is further authorized to provide for the issuance of shares of Preferred stock in series, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof.  Accordingly, our Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest.

ITEM 12.                      INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Under our Articles of Incorporation, we are required to indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, she, his or her testator or intestate is or was a director or officer of WWEBNET (or any predecessor), or serves or served at any other corporation, partnership, joint venture, trust or other enterprise as a director, officer, employee or agent at the request of WWEBNET (or any predecessor); provided, however, that, except for proceedings to enforce rights to indemnification, WWEBNET shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of WWEBNET.  The right to indemnification conferred by such relevant provision of the Articles of Incorporation includes the right to be paid by WWEBNET the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.  WWEBNET may indemnify to the fullest extent permitted by law, as now or hereinafter in effect, any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was an employee or agent of WWEBNET or any predecessor of WWEBNET or serves or served at any other enterprise as a director, officer, employee or agent at the request of WWEBNET or any predecessor to WWEBNET.  The rights to indemnification and to the advancement of expenses conferred in he relevant provision of the Articles of Incorporation are not exclusive of any other right which any person may have or later acquire under the Articles of Incorporation, the Bylaws of WWEBNET, any statute, agreement, vote of the stockholders of WWEBNET or disinterested directors of WWEBNET or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officer and controlling persons, we have been advised by legal counsel that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 13.                      FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

INDEPENDENT AUDITOR’S REPORT

To the Stockholders and Board of Directors

WWEBNET, Inc.

6100 Neil Road

#500 Reno

NV 89511

We have audited the accompanying consolidated balance sheet of WWEBNET, Inc. (a development stage company) as of March 31, 2008, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for the period from July 1, 2007 to March 31, 2008 and the period from May 16, 2003 (inception) to March 31, 2008.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WWEBNET, Inc. (a development stage company) as of March 31, 2008, and the results of its operations and its cash flows for the period from July 1, 2007 to March 31, 2008 the period from May 16, 2003 (inception) to March 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As more fully described in note 1, the Company has incurred recurring losses and its operating activities have used cash since the Company’s inception.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters are also described in note 1.  The financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Saffery Champness

La Tonnelle House

Les Banques

St Sampson

Guernsey

WWEBNET, INC.

(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheet at March 31, 2008

March 31, 2008
US $
Assets
Current Assets:
Cash and cash equivalents	$54,785
Accounts receivable	189,221
Loan	2,868,827
Total Current Assets	3,112,833
Property and equipment, net of accumulated depreciation £11,359	5,777

Intangible assets, net of accumulated amortization of US$775,300	258,450

Total Assets	$3,377,060
Liabilities and Stockholders’ Equity
Liabilities:
Accounts payable	$761,914
Total Current Liabilities	761,914

Loan	235,246

Total Liabilities	$997,160

Shareholders’ Equity
Common stock, US$0.001 par value, 150,000,000 shares authorized, 41,194,170 issued and outstanding	41,194
Preferred stock, US$0.001 par value; 100,000,000 shares authorized, 4,000,000 shares issued and outstanding	4,000
Additional paid-in capital	27,830,636
Deficit accumulated during the development stage	(24,986,044)
Cumulative unrealized foreign currency translation gains / (losses)	(509,866)
Total Stockholders’ Equity	2,379,900
Total Liabilities and Stockholders’ Equity	$3,377,060

See Accompanying Notes to Consolidated Financial Statements

WWEBNET, INC.

(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations and Comprehensive Loss for the period from July 1, 2007 to March 31, 2008 and the period from May 16, 2003 (inception) to March 31, 2008

	Period from July 1, 2007 to March 31, 2008	Period from May 16, 2003 (inception) To March 31, 2008
	US $	US $
Revenues:
Loan and bank interest	$68,721	$103,183

Expenses:
Consultancy fees	637,039	3,570,772
Accountancy fees	183,980	625,678
Professional fees	—	418,932
Management fees	—	837,743
Software expenses	2,028	1,912,631
Software hire	861,624	3,407,028
Advertising and events	7,707	26,270
Subscriptions	2,389	14,778
Amortization	193,828	775,300
Depreciation	2,511	11,359
Legal Expenses	77,949	614,382
Stock option issued to employees and directors for services	400,000	775,120
Stock options issued to non-employees for services	—	993,310
Loan interest	35,246	115,859
Bad debt written off	—	38,005
Agency fees	—	75,000
Auditors remuneration	20,000	111,302
General expenses	20,377	162,658
Business set-up costs	—	2,874,225
Insurance	19,191	149,246
Traveling and entertainment	209,332	1,207,976
Bank charges and interest expense	1,719	23,778
Research and Development	—	5,000,000
Printing and stationery	4,653	31,984
Carriage	4,903	20,697
Rent and rates	243,561	668,482
Marketing	—	471,110
Telephone	25,559	116,047
State taxes	27,236	27,236
Electricity, repairs and maintenance	—	12,319
	2,980,832	25,089,227
Net loss	(2,912,111)	(24,986,044)

Unrealized foreign currency translation (loss)	(27,931)	(509,886)

Comprehensive loss	(2,940,042)	(25,495,930)

See Accompanying Notes to Consolidated Financial Statements

WWEBNET, INC.

(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Stockholders’ Equity for the period from July 1, 2007 to March 31, 2008 and the period from May 16, 2003 (inception) to March 31, 2008

							Cumulative
							Unrealized
							Foreign
	Common		Preferred				Currency
	Stock	Common	Stock	Preferred	Additional		Translation
	Shares	Stock	Shares	Stock	Paid in	Retained	Gains and
	Number	Shares	Number	Shares	Capital	Earnings	(Losses)	Total
		US $		US $	US $	US $	US $	US $

Balance at May 16, 2003	—	—			—	—	—	—

Shares issued for cash (US$0.667 per share)	12,931,034	12,931			8,612,069	—	—	8,625,000

Net loss	—	—			—	(8,924,840)	—	(8,924,840)

Unrealized foreign currency translation loss	—	—			—	—	(47,590)	(47,590)
Balance at April 30, 2004	12,931,034	12,931			8,612,069	(8,924,840)	(47,590)	(347,430)

Net loss	—	—			—	(5,503,972)	—	(5,503,972)

Unrealized foreign currency translation gain	—	—			—	—	170,392	170,392

Shares issued for cash (US$0.667 per share)	3,074,714	3,075			2,047,759	—	—	2,050,834

Shares issued as consideration for services provided (US$0.667 per share)	749,625	750			499,250	—	—	500,000

Shares issued for cash (US$0.667 per share)	2,250,616	2,250			1,922,917	—	—	1,925,167

Shares issued as consideration for the purchase of intangible asset (US$0.667 per share)	1,250,000	1,250			832,500	—	—	833,750

Shares issued as consideration for services provided (US$0.667 per share)	2,397,641	2,398			1,596,829	—	—	1,599,227

Commissions paid on issue of shares	—	—			(239,097)	—	—	(239,097)

Stock options issued to non-employees for services	—	—			993,310	—	—	993,310

Stock options issued to directors and employees for services	—	—			375,120	—	—	375,120

Fee for introduction to equity investors	—	—			(424,006)	—	—	(424,006)
Balance at April 30, 2005	22,653,630	22,654			16,216,651	(14,428,812)	122,802	1,933,295

Shares issued for cash (US$0.001 per share)	2,750,000	2,750	4,000,000	4,000	—	—	—	6,750

Net loss	—	—	—	—	—	(4,204,715)	—	(4,204,715)

Unrealized foreign currency translation loss	—	—	—	—	—	—	(571,782)	(571,782)

Shares issued for cash (US$0.80 per share)	625,000	625	—	—	499,375	—	—	500,000

Shares issued for cash (US$0.67 per share)	359,895	360	—	—	240,770	—	—	241,130

Shares issued for cash (US$1.30 per share)	646,357	646	—	—	839,618	—	—	840,264

Shares issued for cash (US$1.50 per share)	333,334	333	—	—	499,667	—	—	500,000

Shares issued as consideration for services provided (US$1.30 per share)	974,000	974	—	—	1,265,226	—	—	1,266,200
Balance at June 30, 2006	28,342,216	28,342	4,000,000	4,000	19,561,307	(18,633,527)	(448,980)	511,142

Net loss						(3,440,406)		(3,440,406)

Unrealized foreign currency translation gain							(32,975)	(32,975)

Shares issued for cash at $1.50	490,003	490			734,511			735,001

Shares not paid for at $1.30	(200,000)	(200)			(259,800)			(260,000)

Shares issued for cash at $1.28	1,562,500	1,563			1,998,437			2,000,000
Total at June 30, 2007	30,194,719	30,195	4,000,000	4,000	22,034,455	(22,073,933)	(481,955)	(487,238)

Net loss	—	—	—	—	—	(2,912,111)	—	(2,912,111)

Unrealized foreign currency translation loss	—	—	—	—	—	—	(27,931)	(27,931)

Shares issued as consideration for services provided (US$0.50 per share)	800,000	800	—	—	399,200	—	—	400,000

Stock options exercised on a cashless basis	1,354,458	1,354	—	—	(1,354)	—	—	—

Shares issued for cash (US$0.25 per share)	2,000,000	2,000	—	—	498,000	—	—	500,000

Shares issued for cash (US$0.67 per share)	2,463,020	2,463	—	—	1,640,369	—	—	1,642,832

Shares issued for cash (US$0.71 per share)	3,939,460	3,939	—	—	2,796,409	—	—	2,800,348

Shares issued for cash (US$0.80 per share)	337,500	338	—	—	269,662	—	—	270,000

Shares issued for cash (US$1.48 per share)	67,000	67	—	—	98,933	—	—	99,000

Shares issued for cash (US$2.50 per share)	38,000	38	—	—	94,962	—	—	95,000

Balance at March 31, 2008	41,194,157	41,194	4,000,000	4,000	27,830,636	(24,986,044)	(509,886)	2,379,900

See Accompanying Notes to Consolidated Financial Statements

WWEBNET, INC.

(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Cash Flows for the period from July 1, 2007 to March 31, 2008 and the period from May 16, 2003 (inception) to March 31, 2008

	Period from July 1, 2007 To March 31, 2008	Period from May 16, 2003 (inception) to March 31, 2008
	US $	US $

Operating Activities
Net Loss	$(2,912,111)	$(24,986,044)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	2,511	11,359
Amortization	193,828	775,300
Interest received	(68,721)	(103,183)
Shares issued as consideration for services	400,000	3,765,427
Stock options issued for services	—	1,368,430
Changes in operating assets and liabilities new of effects from merger
Increase in debtors	(83,334)	(189,221)
Decrease (increase) in accounts payable	(318,021)	761,914

Net cash used in operating activities	(2,785,848)	(18,596,018)

Investing activities
Purchase of property and equipment	(6,229)	(17,136)
Purchase of intangible asset	—	(200,000)
Loan advanced	(2,800,348)	(2,800,348)
Interest Received	242	34,704

Net cash provided in investing activities	(2,806,445)	(2,982,780)

Financing Activities
Proceeds from shares issued for cash	5,407,180	22,571,326
Expenses arising from shares issued	—	(663,103)
Loan received	235,246	235,246
Unrealized foreign currency translation loss	(27,931)	(509,886)

Net cash provided by financing activities	5,614,495	21,633,583

Net decrease in cash and cash equivalents	22,202	54,785

Cash and cash equivalents at the beginning of the period	32,583	—

Cash and cash equivalents at the end of the period	54,785	54,785

See Accompanying Notes to Consolidated Financial Statements

WWEBNET, INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to the Consolidated Financial Statements for the period from July 1, 2007 to March 31, 2008 and the period from May 16, 2003 (inception) to March 31, 2008

Note 1 - BUSINESS DESCRIPTION AND BASIS OF PRESENTATION

Business:

WWEBNET, Inc. (“WWEBNET”) which is located in Nevada, United States of America, together with its 100% owned subsidiary, Direct Choice (TV) Communications Limited, (collectively the “Company”) own, market and sell broadcast software technology to major entertainment companies, as well as other targeted industries (“Clients”).  The Company’s product provides a permanent link between the end consumer and the Client.  Through this link the Client is able to market directly to the consumer in line with the consumer’s own preferences.

The Company is focused on penetrating entities that are based in the United States and the United Kingdom, but expects to expand to other international locations as future expansion capital may permit. The Company is developing a branded broadcast channel with the use of WWEBNET’s technology and distribution model via the World Wide Net.  The Company signed an agreement with Universal Music Ltd to use this branded broadcast channel.

The Company will continue to focus on marketing and selling the broadcasting technology into the major music and entertainment companies in the United Kingdom and the United States and is attempting to secure financing to allow for further penetration internationally.

The consolidated financial statements include the accounts of WWEBNET, Inc. and its 100% owned subsidiary.  All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of presentation:

The Company is a development stage enterprise since the Company has not generated revenue from the sale of its products and its efforts from its inception on May 16, 2003 through March 31, 2008 have principally been devoted to developing its product as well as raising capital. Accordingly the financial statements have been prepared in accordance with the provisions of Statement of Financial Accounting Standard (SFAS) No. 7, “Accounting and Reporting by Development Stage Enterprises”.

The Company reported a net loss of US$2,478,920 and net cash used in operating activities of US$2,785,848 for the period from 1 July 2007 to March 31, 2008. The Company also reported a net loss of US$24,586,044 and net cash used in operating activities of US$18,596,018 from the date of inception, May 16, 2003 to March 31, 2008.  These matters raise substantial doubt about the Company’s ability to continue as a going concern.

The Company has financed its operations primarily through equity financing.  During the period from July 1,200y to March 31, 2008 the Company had a net increase in cash and cash equivalents of US$22,203.  This increase resulted from net cash provided by financing activities of US$5,614,495.  The increase in cash provided by financing activities was offset by net cash used in operating activities of US$2,785,848 and net cash used in investing activities of US$2,806,445. Total cash resources as of March 31, 2008 was US$54,785 compared to US$32,583 at June 30, 2007.  Management plans to continue to seek additional equity finance for the company.

The Company will continue to focus on marketing and selling the broadcast technology into the major music and entertainment companies in the United States and in Europe and will also continue the licensing of its proprietary business-to-business Electronic Broadcast Network Technology. It is attempting to secure financing to allow further penetration internationally.

Continued operations through March 31, 2009 and thereafter will depend on whether the Company is able to raise additional funds through various potential sources, such as equity financing, as explained above.  Such additional funds may not become available and there can be no assurance that any additional funding the Company obtains will be sufficient to meet needs in the long term. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting:

The consolidated financial statements have been prepared in accordance with accounting principals generally accepted in the United States of America (“US GAAP”).

Use of estimates:

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Cash equivalents:

The Company considers all highly liquid investments with maturities of three months or less when acquired as cash equivalents.

Income taxes:

There is no tax on the Companies profits in the State of Nevada.  New York State corporation taxes on capital raised of $27,236 have been paid in the 9 month period ending June 30, 2007.  Pursuant to SFAS 109, the Company is required to compute tax asset benefits for non- capital losses carried forward. Potential benefit of non-capital losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the losses carried forward in future years.

Property and Equipment:

Property and equipment are stated at cost. Depreciation and amortization are computed primarily using the straight-line method over the estimated useful lives of the assets of 5 years.

Research and development:

All research and development costs are expensed as incurred and include costs of consultants who conduct research and development on behalf of the Company.

Intangible assets:

Intangible assets, consisting of intellectual property and software are carried at cost. The Company considers the useful economic life of the intangible asset to be four years commencing March 31, 2005.  The intangible asset is being amortized over its expected useful life on a straight line basis.

Recognition of impairment:

Impairment losses on long-lived tangible and intangible assets which do not have indefinite useful lives, such as intellectual property, software and property and equipment, are recognized when events indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and all or a portion of such carrying value may not be recoverable. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts.

Foreign currency translation:

The consolidated financial statements of the Company’s operations in which the functional currency is other than U.S. dollars have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation. The statement provides that all balance sheet accounts are translated at year-end rates of exchange, except for equity accounts which are translated at historical rates.  Income and expense accounts are translated at the average of exchange rates in effect during the period, and the resulting translation adjustment is included as a separate component of stockholders’ equity and in comprehensive income or loss.

Issuance of shares and options:

Shares issued and options granted are recorded at fair value in accordance with Statement of Financial Accounting Standard 123 “Accounting for Stock Options”.  Fair values of the stock options have been calculated using the Black-Scholes option pricing model.  The fair value of shares issued for assets and services have been estimated based the price of shares sold for cash or the value of the assets and services provided, whichever is more reliably measurable.

All share and per share amounts in the accompanying consolidated financial statements have been retroactively restated for a 3 for 2 stock split completed on 20 August 2004.

Note 3 - INTANGIBLE ASSETS

Intangible assets consist of all intellectual property (including any present or future patent claims) and software that the Company acquired from I B Holdings 1, LLC, an unrelated Delaware limited liability company, pursuant to an agreement dated March 31, 2005.  The consideration for the purchase totaled US$1,033,750, comprised US$200,000 in cash and 1,250,000 shares of common stock with an aggregate fair value of US$833,750 or US$0.667 per share. Intangible assets consist of the following:

	March, 31 2008	June, 30 2007
	US $	US $

Intellectual property and software	1,033,750	1,033,750

Less accumulated amortization	(775,300)	(581,472)

Net intellectual property and software	258,450	452,278

Note 4 - COMMON STOCK

The Company has authorized capital of 250,000,000 shares of US$ 0.001 each, of which 150,000,000 are common stock shares of US$0.001 and 100,000,000 are preferred stock shares of US$0.001 each.  At July 1, 2007 30,194,730 common stock shares of US$0.001 had been issued with a share premium totaling US$ 22,034,455 and 4,000,000 preferred stock of US$0.001 had been issued.

On July 19, 2007 67,000 common stock shares of US$0.001 were issued for cash at US$ 1.48 a share.  On August 8, 2007 10,000 common stock shares of US$0.001 were issued for cash at US$ 2.50 a share.  On August 23, 2007 2,046,750 common stock shares of US$0.001 were issued. 2,038,750 were issued for cash at US$ 0.67 a share and 8,000 were issued for cash at US$ 2.50 a share.  On October 5, 2007 5,738,190 common stock shares of US$0.001 were issued.  142,860 were issued for cash at US$ 0.67 a share, 241,380 were issued for cash at US$ 0.67 a share, 20,000 were issued for cash at US$ 2.50 a share, 1,253,570 were issued on a cashless basis, 100,890 were issued on a cashless basis, 3,939,460 were issued for cash at US$ 0.71 a share and 40,030 were issued for cash at US$ 0.67 a share.  On October 10, 2007 312,500 common stock shares of US$0.001 were issued for cash at US$ 0.80 a share.  On October 11, 2007 25,000 common stock shares of US$0.001 were issued for cash at US$ 0.80 a share.  On March 3, 2008 800,000 common stock shares of US$0.001 were issued for services provided of US$ 400,000.  On March 5, 2008 2,000,000 common stock shares of US$0.001 were issued for cash at US$ 0.25 a share.

The Company’s preferred stock has 100 votes per share and the Company’s common stock has 1 vote per share.

Note 5 - STOCK OPTIONS

On April 4, 2005 the Company granted a total of 8,426,198 of stock options to its shareholders, directors, employees, consultants, strategic advisors and persons proposed to be employed as employees of the Company.  These options are exercisable at the option of the holder. 5,138,750 options were granted at an exercise price of US$ 0.667 and 3,287,448 options were issued at and exercise price of US$ 0.80.  The exercise period is five years from the date of grant.  The fair value of these options was determined to be US$1,368,430 on the date of grant using the Black-Scholes option pricing model using the following assumptions: dividend yield of 0%; expected volatility of 0%; risk free rate of 3.0%; and expected lives of 4 years.

On June 30, 2006 the Company granted 154,000 options at an exercise price of US$ 1.30 to an existing shareholder.  On August 15, 2006 the Company granted 400,000 options to a director of the Company at an exercise price equal to 50% of the Initial Public Offering price.  On September 15, 2006 the Company granted 20,000 options to a director of the Company at an exercise price of US$ 1.50. On January 31, 2007 the Company granted 45,000 options to consultants at US$ 1.28.  On February 2, 2007 the Company granted 4,500,000 options to a director.  On February 5,2007 the Company granted 400,000 options to a consultant at an exercise price of the lower of US$ 1.50 and 50% of the Initial Public Offering price.  On March 2, 2007 the Company granted 400,000 options to a consultant at an exercise price of US$ 1.50.  On March 5, 2007 the Company granted 200,000 options to a consultant at an exercise price of US$ 1.50.  On July 19, 2007 the Company granted 340,000 options to consultants at an exercise price of US$ 1.50.

1,253,571 shares were issued on the cashless exercise of options on the 5 Oct 2007 with an exercise price of US$ 0.667 per share and a fair value of US$ 4.06 per share at the date of exercise for each option exercised at the date of conversion.

100,887 shares were issued on the cashless exercise of options on the 5 Oct 2007 with an exercise price of US$ 1.50 per share and a fair value of US$ 4.06 per share at the date of exercise for each option exercised at the date of conversion.

Note 6 - RELATED PARTY TRANSACTIONS

The following relate to transactions with shareholders of WWEBNET, Inc.:

Management fees of US$ 491,314 were paid to Executive Consultant Services Limited.  Executive Consultant Services Limited is controlled by R Kelly.  Software expenses of US$ 666,573 were paid to Rymatics Limited of which R Kelly is the beneficial owner.  Consultancy fees of US$ 60,003 were paid to Walter Walsh who is a shareholder of WWEBNET, Inc.  Consultancy fees of US$ 140,000 were paid to Conclave Ltd, a company of which David Stacey is the company secretary.  David Stacey is a shareholder of WWEBNET, Inc. Consultancy fees of US$ 54,000 were paid to Johanna Thomas who is a shareholder of WWEBNET, Inc.  Consultancy fees of US$ 90,818 were paid to Doug Naufel who is a shareholder in WWEBNET, Inc.  Consultancy fees of US$ 73,867 were paid to Gary Orrell who is a shareholder of WWEBNET, Inc.

Note 7 - POST BALANCE SHEET EVENTS

On April 8 2008 the Company commenced trading its common stock on the Over-the-Counter Pink Sheets. On April 10 2008 the Company licensed its proprietary business-to business Electronic Broadcasting Network technology to global Hispanic Entertainment Company, Venevision International.

WWEBNET, INC.

(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheet at June 30, 2008

June 30, 2008
US $
Assets
Current Assets:
Cash and cash equivalents	$3,379
Accounts receivable	202,313
Loan	2,589,638
Total Current Assets	2,795,330

Property and equipment, net of accumulated depreciation £12,063	5,073
Intangible assets, net of accumulated amortization of US$839,908	193,842

Total Assets	$2,994,245
Liabilities and Stockholders’ Equity
Liabilities:
Accounts payable	$1,082,443
Short term loan	240,246

Total Liabilities	$1,322,689

Shareholders’ Equity
Common stock, US$0.001 par value; 150,000,000 shares are authorized, 41,194,170 issued at US$0.001 par value	41,194
Preferred stock, US$0.001 par value; 100,000,000 shares are authorized, 4,000,000 shares issued at US$0.001 per value	4,000
Additional paid-in capital	27,830,636
Deficit accumulated during the development stage	(25,728,937)
Cumulative unrealized foreign currency translation gains / (losses)	(475,337)

Total Stockholders’ Equity	1,671,556
Total Liabilities and Stockholders’ Equity	$2,994,245

See Accompanying Notes to Consolidated Financial Statements

WWEBNET, INC.

(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations and Comprehensive Loss for the period from April 1, 2008 to June 30, 2008

(Unaudited)

Period ended June 30, 2008
US $
Revenues:
Interest Received	$33,312

Expenses:
Advertising	2,000
Consulting fees	173,436
Professional fees	42,000
Software hire	270,750
Amortization	64,608
Depreciation and amortization	428
Legal Expenses	2,322
Finance fees	20,001
Office expenses	2,917
Insurance	4,238
Traveling and entertainment	42,027
Mail and courier expenses	1,859
Meetings and conventions	7,584
Printing and stationery	1,816
Rent and rates	59,496
Telephone	5,872
Bank charges	1,220
Subscriptions	234
Loan interest	67,500
State taxes	5,897
776,205
Net loss	(742,893)

Comprehensive loss	(742,893)

See Accompanying Notes to Consolidated Financial Statements

WWEBNET, INC.

(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Stockholders’ Equity for the period April 1, 2008 to June 30, 2008

							Unrealized
							Foreign
	Common		Preferred				Currency
	Stock	Common	Stock	Preferred	Additional		Translation
	Shares	Stock	Shares	Stock	Paid in	Retained	Gains and
	Number	Shares	Number	Shares	Capital	Earnings	(Losses)	Total
		US $		US $	US $	US $	US $	US $

Balance at March 31, 2008	41,194,157	41,194	4,000,000	4,000	27,830,636	(24,986,044)	(509,886)	2,379,900

Net loss for three months to June 31, 2008						(742,893)	34,549	(708,344)

Total at June 30, 2008	41,194,157	41,194	4,000,000	4,000	27,830,636	(25,728,937)	(475,337)	1,671,556

See Accompanying Notes to Consolidated Financial Statements

WWEBNET, INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to the Consolidated Financial Statements for the period from April 1, 2008 to June 30, 2008 (unaudited)

Note 1 - BUSINESS DESCRIPTION AND BASIS OF PRESENTATION

Business:

WWEBNET, Inc. (“WWEBNET”) which is located in Nevada, United States of America, together with its 100% owned subsidiary, Direct Choice (TV) Communications Limited, (collectively the “Company”) own, market and sell broadcast software technology to major entertainment companies, as well as other targeted industries (“Clients”). The Company’s product provides a permanent link between the end consumer and the Client.  Through this link the Client is able to market directly to the consumer in line with the consumer’s own preferences.

The consolidated financial statements include the accounts of WWEBNET and its 100% owned subsidiary.  All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of presentation

The Company is a development stage enterprise since the Company has not generated revenue from the sale of its products and its efforts from its inception on 27 July, 2005 through October 31, 2007.  The company has principally been devoted to developing its product as well as raising capital.  Accordingly the financial statements have been prepared in accordance with the provisions of Statement of Financial Accounting Standard (SFAS) No. 7, “Accounting and Reporting by Development Stage Enterprises”.

The Company reported a net loss of US$1,145,761 for the month period ending October 31, 2007.

The Company has financed its operations primarily through equity financing.  During the period from July 1,200y to March 31, 2008 the Company had a net increase in cash and cash equivalents of US$22,203. This increase resulted from net cash provided by financing activities of US$5,614,495. The increase in cash provided by financing activities was offset by net cash used in operating activities of US$2,785,848 and net cash used in investing activities of US$2,806,445. Total cash resources as of March 31, 2008 was US$54,785 compared to US$32,583 at June 30, 2007. Management plans to continue to seek additional equity finance for the company.

The Company will continue to focus on marketing and selling the broadcast technology into the major music and entertainment companies in the United States and in Europe and will also continue the licensing of its proprietary business-to-business Electronic Broadcast Network Technology. It is attempting to secure financing to allow further penetration internationally.

Continued operations through March 31, 2009 and thereafter will depend on whether the Company is able to raise additional funds through various potential sources, such as equity financing, as explained above.  Such additional funds may not become available and there can be no assurance that any additional funding the Company obtains will be sufficient to meet needs in the long term. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting:

The consolidated financial statements have been prepared in accordance with accounting principals generally accepted in the United States of America (“US GAAP”).

Use of estimates:

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Cash equivalents:

The Company considers all highly liquid investments with maturities of three months or less when acquired as cash equivalents.

Income taxes:

Property and Equipment:

Property and equipment are stated at cost. Depreciation and amortization are computed primarily using the straight-line method over the estimated useful lives of the assets of 5 years.

Research and development:

All research and development costs are expensed as incurred and include costs of consultants who conduct research and development on behalf of the Company.

Intangible assets:

Intangible assets, consisting of intellectual property and software are carried at cost. The Company considers the useful economic life of the intangible asset to be four years commencing August 29, 2005.  The intangible assets are being amortized over their expected useful lives on a straight line basis.

Recognition of impairment:

Impairment losses on long-lived tangible and intangible assets which do not have indefinite useful lives, such as goodwill, intellectual property, software and property and equipment, are recognized when events indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and all or a portion of such carrying value may not be recoverable.  Impairment losses are then measured by comparing the fair value of assets to their carrying amounts.

Foreign currency translation:

The consolidated financial statements of the Company’s operations in which the functional currency is other than U.S. dollars have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation. The statement provides that all balance sheet accounts are translated at year-end rates of exchange, except for equity accounts which are translated at historical rates.  Income and expense accounts are translated at the average of exchange rates in effect during the period, and the resulting translation adjustment is included as a separate component of stockholders’ equity and in comprehensive income or loss.

Note 3 - INTANGIBLE ASSETS

Intangible assets consist of all intellectual property (including any present or future patent claims) and software that Dolny Limited acquired from I B Holdings 1, LLC, an unrelated Delaware limited liability company, pursuant to an agreement dated March 31, 2005.

Intellectual property June-08
US $

Intellectual property and software	258,450

Less accumulated amortization for period	(64,608)

Net intellectual property and software	193,842

Note 4 - COMMON STOCK

The Company has authorized capital of 250,000,000 shares of US$ 0.001 each, of which 150,000,000 are common stock shares of US$0.001 and 100,000,000 are preferred stock shares of US$0.001 each.  No further shares were issued during the period April 1, 2008 to June 30, 2008.

Note 5 – WARRANT EXERCISE AND CREDIT FACILITY

On August 24, 2007 the company entered into a warrant exercise and credit facility agreement with Mr. T Hansen.  In this agreement , on condition that Mr. Hansen exercises his class D warrant holding (2,038,750 shares), Mr. Hansen would be able to borrow funds from the company( up to seven times the dollar amount of the warrant exercise amount tendered to the company by August 28, 2007) for the sole and exclusive purpose of exercising his existing warrant holding in the company.  The company has subsequent to this agreement, reached a further agreement with Mr. Hansen whereby he would be able to reduce any existing debt at at rate of 1.25 times the amount of any money paid to WWEBNET, Inc.

Note 6 – LOAN CURRENT ASSETS

The Loan in the consolidated balance sheet of US$2,589,638 is the amount of the outstanding loan owed by Mr. T Hansen pursuant to agreement referred to in note 5 above.

ITEM 14.       CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 15.                      FINANCIAL STATEMENTS AND EXHIBITS.

List of Financial Statements

(a)   Consolidated financial statements of WWEBNET, Inc. for the period from July 1, 2007 to March 31, 2008, including Independent Auditor’s Report.

(b)   Consolidated financial statements of WWEBNET, Inc. for the period from April 1, 2008 to June 30, 2008 (unaudited).

An index to and description of the financial statements are filed with this Form 10 in Item 13 hereof.  An Index to the Exhibits as filed as part of this Form 10 is set forth below.

Exhibits

The following exhibits are filed as part of this registration statement:

Exhibit No.	Description

2.1	Agreement and Plan of Merger.

3.1	Articles of Incorporation of WWEBNET, Inc. filed January 27, 2005 (originally submitted and filed under the Company’s prior name, “Valu Flik, Inc.”)

3.2	Amended Articles of Incorporation of WWEBNET, Inc. filed September 7, 2006.

3.3	Certificate of Designation of Series A Convertible Preferred Stock filed August 26, 2005 (originally submitted and filed under the Company’s prior name, “Valu Flik, Inc.”)

3.4	Bylaws of WWEBNET, Inc. certified and effective as of August 9, 2005 (originally created under the Company’s prior name, “Valu Flik, Inc.”)

3.5	Audit Committee Charter

4.1	Form of Common Stock Certificate

4.2	Form of Series A Convertible Preferred Stock Certificate (originally created and issued under the Company’s prior name, “Valu Flik, Inc.”)

21	Subsidiaries of WWEBNET, Inc.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form 10 (including the exhibits, schedules, and amendments to the registration statement) under the Securities Exchange Act of 1934, with respect to our preferred stock and 5% of our common stock.  Upon the effectiveness of the registration statement (generally, 60 days after filing with the SEC), we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934, and, as a result, we will thereby be required to file periodic and current reports, and other information with the SEC.  You may read and copy this information at the Public Reference Room of the SEC located at 100 F. Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.  Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC.  The SEC maintains an internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.  The address of the SEC’s website is http://www.sec.gov.

Statements contained in this registration statement as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete.  In each instance, we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by the more complete description of the matter involved.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

WWEBNET, Inc.
(Registrant)

Date:	September 17, 2008	By:	/s/Robert L. Kelly
By: Robert L. Kelly
Its Chief Executive Officer